SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

BioMedical Technology Solutions Holdings, Inc.

(Name of Issuer)

         Common Stock

(Title of Class of Securities)

     090619107

(CUSIP Number)

Clifford L. Neuman, Esq.

1507 Pine Street

Boulder, Colorado  80302

               (303) 449-2100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

             August 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    090619107

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         COX, DONALD G., JR.

(2)      Check the Appropriate Box if a Member       (a) [  ]

           of a Group*                                                    (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            IN

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power 31,054,779
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 31,054,779
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              31,054,779 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     36.36%

(14)     Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of BioMedical Technology Solutions Holdings, Inc.,  a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Mt. Pyramid Court # 350, Englewood, CO  80112.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Donald G. Cox, Jr., 9800 Mt. Pyramid Court # 350, Englewood, CO  80112, is President , Chief Executive Officer and a Director of the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective August 21, 2008, CET Services, Inc., (the "Company" or "CET") consummated an Agreement and Plan of Merger (the "Merger Agreement") between and among the Company, CET Acquisition Corp., a wholly-owned subsidiary of the Company ("CETAC"), and BioMedical Technology Solutions, Inc., a Colorado corporation ("BMTS").  Pursuant to the Merger Agreement, CETAC merged with and into BMTS and all outstanding shares of BMTS common stock and warrants were automatically converted into shares of common stock and warrants of the Company.  As a result of the transaction, BMTS became the wholly-owned subsidiary of the Company.

Concurrently with the consummation of the merger transaction, the Company approved a one-for-three (1-for-3) reverse split of all of its outstanding securities (the "Reverse Split").  The Reverse Split will be effected when approved by NASDAQ.  In addition, the Company effected a redomestication from the State of California to the State of Colorado and changed its name to "BioMedical Technology Solutions Holdings, Inc."  Trading in the Company’s securities and quotation on the OTC Electronic Bulletin Board will continue under the ticker symbol “CETR” until the name change and Reverse Split are approved by NASDAQ.

Prior to the consummation of the Merger Agreement, Mr. Cox was the owner of an aggregate of 3,325,000 shares of common stock of BMTS  representing 39% of the pre-merger issued and outstanding shares of BMTS.  Upon consummation of the Merger Agreement, those shares of BMTS converted automatically into an aggregate of 29,292,730 shares of common stock of the Company and Warrants exercisable to purchase 1,762,050 shares of the Company's common stock at an exercise price of $0.11 per share.  These warrants expire on January 1, 2014.

ITEM 4.      PURPOSE OF TRANSACTION

Mr. Cox acquired the securities pursuant to the consummation of the Merger Agreement described more fully in Item 3 above.  Concurrently with the consummation of the Merger Agreement, Mr. Cox was elected to serve as Chairman of the Board of Directors and President and Chief Executive Officer of the Company.

Consummation of the Merger Agreement resulted in a change in control of the Company more fully described in the Company's Current Report on Form 8-K dated August 21, 2008, as filed with the Commission on August 27, 2008which Current Report on Form 8-K is incorporated by this reference into this Schedule 13D.

The securities of the Company were acquired by Mr. Cox for investment.  Mr. Cox reserves the right to acquire additional shares of the Company, either in open market purchases or in private transactions.

As more fully described above, the shares were acquired by Mr. Cox in the transaction that resulted in a material acquisition by the Company and a change in control of the Company.  As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on August 21, 2008,  giving effect to the transactions described in Item 3, Mr. Cox beneficially owned directly 29,292,730 shares of Common Stock.

        In addition, Mr. Cox beneficially owns directly warrants exercisable to purchase 1,762,050 shares of common stock at an exercise price of $0.11 per share.

       Giving effect to the securities held of record by Mr. Cox, Mr. Cox would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 31,054,779 shares of common stock, consisting of 29,292,730 shares of common stock and warrants exercisable to purchase an aggregate of 1,762,049 shares of common stock at an exercise price of $0.11 per share.  These securities represent 36.36% of the issued and outstanding shares of common stock of the Company, after giving effect to the acquisition of BMTS calculated in accordance with Rule 13d-3 under the Exchange Act.

       Giving effect to the merger with BMTS, and without giving effect to the Reverse Split, the Company had issued and outstanding 83,640,178 shares of common stock.

       (b)      Mr. Cox has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above.

       (c)      Mr. Cox has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

               Mr. Cox has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

                   RESPECT TO THE SECURITIES OF THE ISSUER

       As more fully described in Item 3 above, the securities were acquired by Mr. Cox in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Company.

       Concurrently with the closing of the Merger Agreement, Mr. Cox was elected to serve as Chairman of the Board and President and Chief Executive Officer of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       1.        Agreement and Plan of Merger dated as of May 8, 2008 (incorporated by reference from the Company's Current Report on Form 8-K dated August 21, 2008 as filed with the Commission on August 27, 2008).

       2.        Amendment No. 1 to Agreement and Plan of Merger dated as of May 8, 2008 (incorporated by reference from the Company's Current Report on Form 8-K dated August 21, 2008 as filed with the Commission on August 27, 2008).

       3.        Amendment No. 2 to Agreement and Plan of Merger dated as of May 8, 2008 (incorporated by reference from the Company's Current Report on Form 8-K dated August 21, 2008 as filed with the Commission on August 27, 2008).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2008 (Date)
/s/ Donald G. Cox (Signature)